EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Nine Months Ended September 29, 2018
Fixed charges:
Interest expense*	$124
Estimated interest portion of rents	30

Total fixed charges	$154

Income:
Income from continuing operations before income taxes	$1,106
Fixed charges	154

Adjusted income	$1,260

Ratio of income to fixed charges	8.18

*                Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.